SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KLX Energy Services Holdings, Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

48253L205

(CUSIP Number)

Adam Todd

General Counsel

Bryggegata 3; PO 1327 Vika; NO-0112, Oslo, Norway

Tel: +47 40345634

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 48253L205

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 777,875 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 777,875 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 777,875 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 4.74%
14	TYPE OF REPORTING PERSON OO

(1)

Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(2)	Based on 16,407,421 shares of Common Stock of the Issuer outstanding as of May 4, 2023, per the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.

Common Stock CUSIP No. 48253L205

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Assets UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 777,875 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 777,875 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 777,875 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 4.74%
14	TYPE OF REPORTING PERSON OO

(1)

Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(2)	Based on 16,407,421 shares of Common Stock of the Issuer outstanding as of May 4, 2023, per the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.

Common Stock CUSIP No. 48253L205

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) Archer Well Company Inc. 26-2480765
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 777,875 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 777,875 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 777,875 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 4.74%
14	TYPE OF REPORTING PERSON CO

(1)

Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(2)	Based on 16,407,421 shares of Common Stock of the Issuer outstanding as of May 4, 2023, per the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.

Common Stock CUSIP No. 48253L205

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Holdco LLC 32-0528346
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 777,875 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 777,875 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 777,875 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 4.74%
14	TYPE OF REPORTING PERSON OO

(1)	Archer Holdco LLC is the record owner of these shares.
(2)	Based on 16,407,421 shares of Common Stock of the Issuer outstanding as of May 4, 2023, per the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D, dated May 17, 2023 (this “Amendment”), supplements and amends the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on August 5, 2020 relating to shares of common stock, $0.01 par value per share (the “Common Stock”), of KLX Energy Services Holdings, Inc., a Delaware corporation (the “Issuer”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Schedule 13D.

As set forth below, as a result of the transactions described herein, including an increase in outstanding shares of the Issuer since the original Schedule 13D filed on August 5, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed by Archer Limited (“Archer Limited”), Archer Well Company Inc. (“Archer Well”), Archer Holdco LLC (“Archer Holdco” and, together with Archer Limited, and Archer Well, each a “Reporting Person” and collectively, the “Reporting Persons”). The name, residence or principal business address, citizenship and present principal occupation of each manager, director and executive officer of each Reporting Person (each, a “Listed Person”) is listed on Schedule I hereto.

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) was filed as Exhibit 1.1 to the Schedule 13D. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

(b) The principal business address of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(c) The principal business or occupation of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons is listed on Schedule II hereto and is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Based on 16,407,421 shares of the Issuer’s Common Stock outstanding as of the May 4, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, the shares of Common Stock held by the Reporting Persons constitute an aggregate of 4.74% of the outstanding shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote with respect to such shares, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii)	shared power to vote or to direct the vote with respect to such shares, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii)	sole power to dispose or direct the disposition of such shares, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and
(iv)	shared power to dispose or to direct the disposition of such shares, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) On May 15, 2023, the Reporting Persons sold an aggregate of 19,911 shares of Common Stock in open market transactions at an average price of $10.69 per share. On May 16, 2023, the Reporting Persons sold an aggregate of 4,406 shares of Common Stock in open market transactions at an average price of $10.06 per share. On May 17, 2023, the Reporting Persons sold an aggregate of 18,206 shares of Common Stock in open market transactions at an average price of $10.09 per share. Except as disclosed in this Schedule 13D, none of the Reporting Persons, or to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D has effected transactions in the Common Stock in the past 60 days.

(d) Except for Dag Skindlo, who serves as a member of the Board, none of the Reporting Persons or Listed Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company.

(e) As a result of the transactions described herein, on May 15, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SCHEDULE I

Archer Limited

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Archer Limited are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Limited and (ii) the business address of each director and executive officer listed below is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Dag Skindlo	Chief Executive Officer	Chief Executive Officer	Norway	15,790	(1)
Espen Joranger	Chief Financial Officer	Chief Financial Officer	Norway	0
Adam Todd	General Counsel	General Counsel	Canada	0
James O’Shaughnessy	Director	Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited	United Kingdom, Ireland and Bermuda	0
Peter J. Sharpe	Director	Retired	United Kingdom	0
Giovanni Dell’Orto	Director	Retired	Argentina and Italy	0
Jan Erik Klepsland	Director	Director of Seatankers Management Norway AS	Norway	0
Arne Sigve Nylund	Director	Independent consultant/advisor	Norway	0
Richard Stables	Director	Retired, consultant	United Kingdom	0

(1)	As reflected on the Form 4 filed on February 3, 2023.

Archer Assets UK Limited

The name, function, citizenship and present principal occupation or employment of each for the directors of Archer Assets UK Limited are set forth below. Archer Assets UK Limited does not have any executive officers. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Assets UK Limited and (ii) the business address of each director and executive officer listed below is New Kings Court, Tollgate, Chandler’s Ford, Eastleigh, Hampshire, England, SO53 3LG, United Kingdom.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Espen Joranger	Director	Chief Financial Officer	United Kingdom	0
Adam Todd	Director	General Counsel	Canada	0

Archer Well Company Inc.

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Archer Well Company Inc. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Well Company Inc. and (ii) the business address of each director and executive officer listed below is 5510 Clara Road, Houston, Texas 77041.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Adam Todd	President and Director	President and Director	Canada	0
Michelle Vogler	Vice President and Treasurer	Vice President and Treasurer	United States	0

Archer Holdco LLC

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Archer Holdco LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Holdco LLC and (ii) the business address of each director and executive officer listed below is 5510 Clara Road, Houston, Texas 77041.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Adam Todd	President and Director	President and Director	Canada	0
Michelle Vogler	Vice President and Treasurer	Vice President and Treasurer	United States	0

SCHEDULE II

Reporting Person	Principal Business Address	Principal Business/Occupation	Place of Organization/Citizenship
Archer Limited	Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda	Global oil services holding company	Bermuda

Archer Assets UK Limited	New Kings Court, Tollgate, Chandler’s Ford, Eastleigh, Hampshire, England, SO53 3 LG, UK	Global oil services holding company	Bermuda

Archer Well Company Inc.	5510 Clara Road, Houston, Texas 77041	Global oil services holding company	Texas, United States

Archer Holdco LLC	5510 Clara Road, Houston, Texas 77041	Global oil services holding company	Texas, United States

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2023	ARCHER LIMITED

	By:	/s/ Espen Joranger
Name: Espen Joranger
Title: Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2023	ARCHER ASSETS UK LIMITED

	By:	/s/ Espen Joranger
Name: Espen Joranger
Title: Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2023	ARCHER WELL COMPANY INC.

	By:	/s/ Espen Joranger
Name: Espen Joranger
Title: Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2023	ARCHER HOLDCO LLC

	By:	/s/ Espen Joranger
Name: Espen Joranger
Title: Chief Financial Officer